UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13G/A
                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934

                         Atlantic Pharmaceuticals, Inc.
                         ------------------------------

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                            (CUSIP Number: 048785109)

                                February 7, 2000
                       Date of event which requires filing

Check the appropriate box to designate the rule pursuant to which the schedule is filed:

                                |_| Rule 13d-1(b)
                                |x| Rule 13d-1(c)
                                |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filled for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes to Schedule 13G).

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CUSIP No. 888314101                   13G                      Page 2 of 4 Pages
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      1       NAMES OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Lindsay A. Rosenwald, M.D.
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      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                         (b) |_|
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      3       SEC USE ONLY

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      4       CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
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              5     SOLE VOTING POWER

  NUMBER OF         None
   SHARES     ------------------------------------------------------------------
BENEFICIALLY  6     SHARED VOTING POWER
  OWNED BY
    EACH            499,298(1)
  REPORTING   ------------------------------------------------------------------
   PERSON     7     SOLE DISPOSITIVE POWER
    WITH
                    None
              ------------------------------------------------------------------
              8     SHARED DISPOSITIVE POWER

                    499,298(1)
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      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              499,298(1)
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     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
              SHARES*                                                        |_|

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     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              9.2%
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     12       TYPE OF REPORTING PERSON*

              IN
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(1) Includes 344,508 shares of common stock of the Issuer and 154,410 shares of common stock issuable upon conversion of Series A Convertible Stock (the "Preferred Stock") underlying warrants to purchase 47,202 shares of Preferred Stock. Also includes 190 shares of common stock held by June Street Corporation and 190 shares of common stock held by Huntington Street Corporation. Dr. Rosenwald is the sole proprietor of each of June Street Corporation and Huntington Street Corporation.

ITEM 1(a).  NAME OF ISSUER:

            Atlantic Pharmaceuticals, Inc. (the "Company")

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            1017 Main Campus Drive, Suite 3900
            Raleigh, North Carolina, 27606

ITEM 2(a)   NAME OF PERSON FILING:

            Lindsay A. Rosenwald, M.D. ("Dr. Rosenwald").

ITEM 2(b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            787 Seventh Avenue, 48th Floor
            New York, N.Y.  10019

ITEM 2(c).  CITIZENSHIP:

            Dr. Rosenwald is a citizen of the United States of America.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            Common Stock, $0.001 par value.

ITEM 2(e).  CUSIP NUMBER: 048785109

ITEM 3.     |_| CHECK THIS BOX IF THIS STATEMENT IS FILED PURSUANT TO RULE
                13d-1(c)

ITEM 4.     OWNERSHIP

            For information concerning the ownership of Common Stock of the Company by the Reporting Persons, see Items 5 through 9 and 11 of the cover pages to this schedule 13G and footnotes thereto.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            Not applicable

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            Not Applicable

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            Not Applicable

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

            Not Applicable

ITEM 10.    CERTIFICATION

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in a transaction having that purpose and effect.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2000
       New York, NY                        /s/ Lindsay A. Rosenwald
                                           -------------------------------------
                                           Lindsay A. Rosenwald, M.D.


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